Mammoth Energy Services, Inc.

4727 Gaillardia Parkway, Suite 200

Oklahoma City, OK 73142

September 2, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:

H. Roger Schwall, Assistant Director, Office of Natural Resources

Mark Wojciechowski, Staff Accountant

Jenifer Gallagher, Staff Accountant

Karina V. Dorin, Staff Attorney

Timothy S. Levenberg, Special Counsel

Re:	Mammoth Energy Services, Inc. Draft Registration Statement on Form S-1 Submitted July 18, 2016 CIK No. 0001679268

Dear Mr. Schwall:

Set forth below are the responses of Mammoth Energy Services, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 11, 2016 with respect to the Draft Registration Statement on Form S-1 submitted to the Staff on July 18, 2016 (the “Confidential Submission on Form S-1”).

For your convenience, the Company has set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in the Form S-1 filed with the Commission on the date hereof (the “Form S-1”), unless otherwise indicated.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company notes that no written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), have been presented by the Company or anyone else authorized to do so on the Company’s behalf, nor does the Company intend to present, or to authorize anyone else on its behalf to present, any written communications to potential investors in reliance on Section 5(d) of the Securities Act.

1

Division of Corporation Finance

September 2, 2016

2.	Please disclose on your prospectus cover page that each selling stockholder is deemed to be an underwriter. In that regard, we note your disclosure at page 109.

Response: In response to the Staff’s comment, the Company has disclosed on the cover page of the Form S-1 that each selling stockholder is deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

Prospectus Summary, page 1

Our Business Strategy, page 5

3.	You cite pricing from June 8, 2016, and suggest here and elsewhere that you “intend to capitalize” as “commodity prices further recover.” Please provide updated disclosure regarding pricing trends and your related expectations or intentions in that regard.

Response: In response to the Staff’s comment, the Company has updated its disclosure regarding pricing trends and their impact on the Company’s expectations and intentions relating to its business and operations on page 4 of the Form S-1. The Company will monitor the pricing trends and will provide updated disclosure, if applicable, in future amendments.

4.	If you retain the reference, please briefly describe your “industry reputation,” and provide the basis for any related assertions.

Response: In response to the Staff’s comment, the Company has deleted the reference to its “industry reputation” on page 4 of the Form S-1.

Risks Related to Our Business, page 7

5.	Where you suggest here or elsewhere that the loss of a particular customer could adversely affect your operations and financial condition, please revise your disclosure to identify it, if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of your consolidated revenues. See Item 101(c)(1)(vii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 19 of the Form S-1 to identify by name each customer, sales to which by one or more of the Company’s divisions amounted to, in the aggregate, 10% or more of the Company’s consolidated revenue during the reported period. A more specific disclosure with respect to the percentage of our consolidated revenue contributed by each such customer appears on page 18 of the Form S-1.

Division of Corporation Finance

September 2, 2016

Risk Factors, page 18

Risks Related to Our Business and the Oil and Natural Gas Industry, page 18

Our customer base is concentrated and the loss of one or more, page 20

6.	Revise this risk factor or add a new risk factor to make clear that the reason for the decrease in the percentage that Gulfport contributed to your revenues (from 47% to 7%) resulted from its suspension of your services under the agreement with Pressure Pumping. Disclose in the risk factor that revenues decreased from $124.4 million in fiscal year 2015 to zero in the first quarter of 2016 as a result of the suspension and amendment to the agreement, as you note at page 103.

Response: In response to the Staff’s comment, the Company has revised the risk factor beginning on page 18 of the Form S-1 and related disclosure on page 106 of the Form S-1 to include information referenced above for the six months ended June 30, 2016.

7.	Similarly, please expand the related disclosure at page 103 to identify any changes the amendment made with respect to required or recurring minimum payment provisions. In that discussion, quantify any minimum amounts that would have been required to be paid in the first quarter of 2016 but for the suspension and amendment.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on pages 18, 60 and 106 of the Form S-1 to identify the changes contained in the amendment with respect to Gulfport’s payment obligations. The Company respectfully points out to the Staff that certain pricing terms included in Gulfport’s agreement with Pressure Pumping and related amendment are subject to an effective confidential treatment request previously submitted by Gulfport and granted by the Commission. Today, the Company is submitting its own confidential treatment request with respect to such pricing terms included in this agreement and related amendment with the Commission. Notwithstanding the foregoing, as required by Item 404 of Regulation S-K, the Company has disclosed the aggregate amounts paid by Gulfport to the Company under this agreement, as amended, during the reported periods on pages 18 and 106 of the Form S-1.

Selected Historical Consolidated Financial Data, page 51

8.	In footnote three to the table at page 52, you explain that Adjusted EBITDA excludes “other non-operating income or expense, net.” Please clarify and disclose what items are included within this line item.

Division of Corporation Finance

September 2, 2016

Response: In response to the Staff’s comment, the Company has clarified its disclosure on pages 14 and 53 of the Form S-1 by specifying items included within the line item for other non-operating income or expense, net.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

9.	We note you present a discussion of gross profit for each of your segments and on a consolidated basis under this section, although you indicate that your gross profit measures exclude depreciation and amortization. If your computation of gross margin excludes DD&A or other costs that are attributable to costs of revenue, you should identify these figures as non-GAAP measures. Please revise as necessary to follow the guidance in Item 10(e) of Regulation S-K for each distinct non-GAAP measure that you present. For example, you should re-label the measures and provide a reconciliation that begins with the most directly comparable measures calculated in accordance with GAAP. It appears that you should also reposition the non-GAAP measures in your tabulation of the GAAP results of operations to follow this presentation, consistent with the guidance in C&DI 102.10, available on our website at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: In response to the Staff’s comment, the Company revised the above referenced disclosure on pages 53 through 55 of the Form S-1 to identify each non-GAAP financial measure and provide related reconciliation to the corresponding GAAP measure and re-ordered its presentation of non-GAAP measures to follow the GAAP measures, all in accordance with the guidance in C&DI 102.10.

10.	We note you report segment net income (loss) as the measure utilized by your chief operating decision maker to assess performance and allocate resources in Note 15 at page F-30. However, you discuss your results of operations using your measures of segment gross profit, which appear to be non-GAAP measures, with no mention of segment net income (loss). Please explain to us how you have considered addressing your segment measures of profitability, i.e. segment income (loss), in your results of operations discussion, given the requirements set forth in Item 10(e)(1)(i)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company revised the above referenced disclosure beginning on page 59 of the Form S-1 to include the information regarding net loss, including net income (loss) by operating division, and provided a reconciliation of adjusted gross profit and adjusted gross profit by operating division to the comparable GAAP measure of net income (loss) on page 54 of the Form S-1. The Company also added the discussion of net loss, including net income (loss) by operating division, for each reported period on page 62 and beginning on page 64, respectively, of the Form S-1.

Division of Corporation Finance

September 2, 2016

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014, page 61

11.	Please revise your disclosure to explain your suggestion that there were year-over-year “increases” in natural sand proppant gross profit amounts and percentage. Also, further explain your reference to the increased “contribution margin” with respect to the gross profit increases in natural sand proppant services and remote accommodation services.

Response: In response to the Staff’s comment, the Company revised its disclosure to clarify year-over-year changes in adjusted gross profit amounts and percentages for its natural sand proppant services and remote accommodation services. Such updated disclosure appears on page 64 of the Form S-1.

Management, page 95

12.	Please revise the biographical information for Mr. Straehla to disclose his principal occupation or position(s) at Serva Group LLC in the past five years, and also state Serva’s principal business. See Item 401(e)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company revised the biographical information for Mr. Straehla to disclose his principal occupation/position with Serva Group LLC in the past five years and specified Serva Group LLC’s principal business. Such updated disclosure appears on page 98 of the Form S-1.

13.	Please describe in detail the payments or bonuses totaling $1.425 million to be paid in connection with this initial public offering. In that regard, we note your disclosure in Note 14 to the Consolidated Financial Statements of Mammoth Energy Partners LP, as well as the statement at page 98 that Mr. Layton will receive $300,000 upon completion of the offering. If other named executive officers will receive these payments, provide quantification in each case.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 101 of the Form S-1 to provide details requested by the Staff with respect to the bonus and equity incentive award to which one of our named executive officers will be entitled in connection with the initial public offering contemplated by the prospectus included as part of the Form S-1. Except as otherwise disclosed beginning on page 100 of the Form S-1, at this time no other named executive officer is entitled to receive any bonuses or equity awards in connection with this initial public offering.

14.	If SG Holdings I, LLC continues to provide you services, please revise to make this clear.

Division of Corporation Finance

September 2, 2016

Response: In response to the Staff’s comment, the Company clarified its disclosure on page 110 of the Form S-1 that SG Holdings I, LLC no longer provides services to the Company.

Underwriting, page 120

15.	You indicate that Credit Suisse Securities (USA) LLC is acting as representative, but you do not list their counsel on the Form S-1 cover page (or at page 126) nor do you identify Credit Suisse as underwriter on the prospectus cover page. With your next amendment, please include the names of the underwriters or advise.

Response: Since the filing of the Confidential Submission on Form S-1, the Company has been actively engaged with several underwriters, including the proposed lead underwriter for the offering. That underwriter is in the final stages of its requisite internal committee approvals and will be identified in the Company’s next filing. The Company identified the counsel for the underwriters on the cover of the Form S-1 and on page 130 of the related prospectus.

Consolidated Financial Statements of Mammoth Energy Partners LP, page F-2

General

16.	Please monitor the need to provide updated financial statements to comply with the guidance in Rule 3-12 of Regulation S-X.

Response: The Company has included updated financial statements for the six months ended June 30, 2016 and the comparable 2015 period in the Form S-1. The Company will continue monitoring the above-referenced requirements and, if applicable, will provide updated financial statements and related disclosure in subsequent amendments.

17.	Please reconcile for us the depreciation and amortization line item amounts on your consolidated statements of comprehensive loss to the depreciation and amortization adjustment amounts appearing on your consolidated statements of cash flows.

Response: In response to the Staff’s comment, the following is the requested reconciliation for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015		2014
Depreciation and amortization	$72,393,882	A	$35,627,165	A
Amortization of coil tubing strings	2,075,787	B	1,508,761	B
Amortization of debt origination costs	398,805		1,094,367

Depreciation and amortization (as reported)	$74,868,474	C	$38,230,293	C

A     Amount per Consolidated Statements of Comprehensive Loss (F-4)

B     Please reference Note 2e of the Notes to the Consolidated Financial Statements (F-10)

C     Amount Per Consolidated Statements of Cash Flows (F-6)

For the six months ended June 30, 2016 and 2015, the Company has reconciled the depreciation and amortization line item amounts on the consolidated statements of comprehensive loss to the depreciation and amortization adjustments amounts appearing in the consolidated statements of cash flows. Such reconciliation appears on pages F-33 and F-35.

Exhibits

18.	You do not list any credit agreements, despite frequently referring to your revolving credit facility. Please file as exhibits all material credit agreements, including your revolving credit facility.

Division of Corporation Finance

September 2, 2016

Response: In response to the Staff’s comment, the Company listed its Revolving Credit and Security Agreement, dated as of November 25, 2014, as Exhibit 10.20 in Item 16 and Exhibit Index of the Form S-1 and filed Exhibit 10.20 with the Commission.

Closing Comments

Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

Response: The Company acknowledges the Staff’s comment and will ensure that prior to the Company’s request to the Staff to declare its registrations statement effective, the Staff receives a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 563-9961 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Very truly yours,

/s/ Mark Layton

Mark Layton

cc: Seth R. Molay, P.C.